Sub-Item 77Q2

Nuveen Ohio Dividend Advantage Municipal
Fund 3
333-77030
811-10637

Based on a review of the SEC Forms 3, 4 and 5 furnished to the Fund, the Fund believes that all Section
16(a)
filing requirements applicable to the Funds officers and directors, investment adviser and affiliated persons of the investment adviser were complied with, except that the initial affiliation report on behalf of the adviser listed below was amended on October 18, 2004, accession number
0001189642-04-000594.
In addition, subsequent Forms 4 on behalf of the adviser were filed late on October 25, 2004, accession numbers 0001189642-04-000612,
0001189642-04-000613 and
0001189642-04-000614.

There are no greater than ten-percent
shareholders of the Fund.

ADVISER:

Nuveen Advisory Corp.